10-K
Exhibit 4.1
DESCRIPTION OF THE TRUST UNITS
Chesapeake Granite Wash Trust (the “Trust”) was formed pursuant to an initial trust agreement (the “Trust Agreement”) by and among Chesapeake Energy Corporation (“Chesapeake”), as Trustor, The Bank of New York Mellon Trust Company, N.A., as Trustee (the “Trustee”), and The Corporation Trust Company, as Delaware Trustee (the “Delaware Trustee”). The Trust issues common units which represent units of fractional undivided beneficial interest in and ownership of the Trust (the “Trust units”). The Trust was created to own royalty interests (the “Royalty Interests”) for the benefit of Trust unitholders. Each Trust unit is entitled to receive cash distributions from the Trust on a pro rata basis. The Trust has 46,750,000 Trust units issued and outstanding, all of which are common units.
Distributions; Income Computations
The Trust is required to make quarterly cash distributions to unitholders from its available funds for such calendar quarter. Royalty Interest payments due to the Trust with respect to any calendar quarter are based on actual sales volumes attributable to the Trust’s interests in certain oil and natural gas properties located in the Colony Granite Wash play in Washita County, Oklahoma (the “Underlying Properties”) (as measured at the Operator's metering systems) for the first two months of the quarter just ended as well as the last month of the immediately preceding quarter and actual revenues received for such volumes. The Operator makes the Royalty Interest payments to the Trust within 35 days of the end of each calendar quarter. Taking into account the receipt and disbursement of all such amounts, the Trustee determines for such calendar quarter the amount of funds available for distribution to the Trust unitholders. Available funds are the excess cash, if any, received by the Trust over the Trust’s expenses for that quarter. Available funds are reduced by any cash the Trustee decides to hold as a reserve against future liabilities.
The Trustee distributes cash approximately 60 days (or the next succeeding business day following such day if such day is not a business day) following each calendar quarter to each person who is a Trust unitholder of record on the quarterly record date together with interest expected to be earned on the amount of such quarterly distribution from the date of receipt thereof by the Trustee to the payment date.
Unless otherwise advised by counsel or the IRS, the Trustee treats the income and expenses of the Trust for each quarter as belonging to the Trust unitholders of record on the quarterly record date that occurs in such quarter. Trust unitholders recognize income and expenses for tax purposes in the quarter the Trust receives or pays those amounts, rather than in the quarter the Trust distributes them. Minor variances may occur. For example, the Trustee could establish a reserve in one quarter that would not result in a tax deduction until a later quarter. The Trustee could also make a payment in one quarter that would be amortized for tax purposes over several months.
Transfer of Trust Units
Trust unitholders may transfer their Trust units in accordance with the Trust Agreement. The Trustee will not require either the transferor or transferee to pay a service charge for any transfer of a Trust unit. The Trustee may require payment of any tax or other governmental charge imposed for a transfer. The Trustee may treat the owner of any Trust unit as shown by its records as the owner of the Trust unit. The Trustee will not be considered to know about any claim or demand on a Trust unit by any party except the record owner. A person who acquires a Trust unit after any quarterly record date will not be entitled to the distribution relating to that quarterly record date. Delaware law will govern all matters affecting the title, ownership or transfer of Trust units.
Liability of Trust Unitholders
Under the Delaware Statutory Trust Act, Trust unitholders will be entitled to the same limitation of personal liability extended to stockholders of private corporations for profit under the General Corporation Law of the State of Delaware. No assurance can be given, however, that the courts in jurisdictions outside of Delaware will give effect to such limitation.
Voting Rights of Trust Unitholders
The Trustee or Trust unitholders owning at least 10% of the outstanding Trust units may call meetings of Trust unitholders. The Trust does not intend to hold annual meetings of the Trust unitholders. The Trust is

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responsible for all costs associated with calling a meeting of Trust unitholders unless such meeting is called by the Trust unitholders, in which case the Trust unitholders are responsible for all costs associated with calling such meeting of Trust unitholders. Meetings must be held in such location as is designated by the Trustee in the notice of such meeting. The Trustee must send written notice of the time and place of the meeting and the matters to be acted upon to all of the Trust unitholders at least 20 days and not more than 60 days before the meeting. Trust unitholders representing a majority of Trust units outstanding must be present or represented to have a quorum. Each Trust unitholder is entitled to one vote for each Trust unit owned. Abstentions and broker non-votes shall not be deemed to be a vote cast.
Unless otherwise required by the Trust Agreement, a matter may be approved or disapproved by the vote of a majority of the Trust units held by the Trust unitholders voting in person or by proxy at a meeting where there is a quorum. Accordingly, a matter may be approved even if a majority of the total outstanding Trust units does not approve it.
Until such time as the Operator and its affiliates own less than 10% of the outstanding Trust units, the affirmative vote of the holders of a majority of common units (excluding common units owned by the Operator and its affiliates) and a majority of Trust units voting in person or by proxy at a meeting of such holders at which a quorum is present is required to:
•dissolve the Trust (except in accordance with its terms);
•remove the Trustee or the Delaware Trustee;
•amend the Trust Agreement, the royalty conveyances, the Administrative Services Agreement and the development agreement (except with respect to certain matters that do not adversely affect the rights of Trust unitholders in any material respect);
•merge, consolidate or convert the Trust with or into another entity; or
•approve the sale of all or any material part of the assets of the Trust.

At any time when the Operator and its affiliates own less than 10% of the outstanding Trust units, the vote of the holders of a majority of Trust units, including units owned by the Operator, voting in person or by proxy at a meeting of such holders at which a quorum is present will be required to take the actions described above.
Certain amendments to the Trust Agreement may be made by the Trustee without approval of the Trust unitholders. The Trustee must consent before all or any part of the Trust assets can be sold except in connection with the dissolution of the Trust or limited sales directed by the Operator in conjunction with its sale of Underlying Properties.
Comparison of Trust Units and Common Stock
Trust unitholders have more limited voting rights than those of stockholders of most public corporations. For example, there is no requirement for annual meetings of Trust unitholders or for annual or other periodic re-election of the Trustee.
Unitholders should also be aware of the following ways in which an investment in Trust units is different from an investment in common stock of a corporation.

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	Trust units	Common Stock
Voting	The Trust Agreement provides voting rights to Trust unitholders to remove and replace (but not elect) the Trustee and to approve or disapprove major Trust transactions.	Unless otherwise provided in the certificate of incorporation, corporate statutes provide voting rights to stockholders of the corporation to elect directors and to approve or disapprove amendments to the certificate of incorporation and certain major corporate transactions.
Income Tax	The Trust is not subject to U.S. federal income tax; Trust unitholders are subject to income tax on their allocable share of Trust income, gain, loss and deduction.	Corporations are subject to U.S. federal income tax, and their stockholders are taxed on dividends.
Distributions	All Trust revenue is distributed to Trust unitholders after payment of Trust expenses and additions, if any, to Trust reserves.	Unless otherwise provided in the certificate of incorporation, stockholders are entitled to receive dividends solely at the discretion of the board of directors.
Business and Assets	The business of the Trust is limited to specific assets with a finite economic life.	Unless otherwise provided in the certificate of incorporation, a corporation conducts an active business for an unlimited term and can reinvest its earnings and raise additional capital to expand.
Fiduciary Duties	To the extent provided in the Trust Agreement, the Trustee has limited its fiduciary duties in the Trust Agreement as permitted by the Delaware Statutory Trust Act so that it will be liable to unitholders only for willful misconduct, bad faith or gross negligence.	Officers and directors have a fiduciary duty of loyalty to the corporation and the stockholders and a duty to exercise due care in the management and administration of a corporation’s affairs.

Duties and Powers of the Trustee
The duties and powers of the Trustee are specified in the Trust Agreement and by the laws of the State of Delaware, except as modified by the Trust Agreement. The Trust Agreement provides that the Trustee shall not have any duties or liabilities, including fiduciary duties, except as expressly set forth in the Trust Agreement and the duties and liabilities of the Trustee as set forth in the Trust Agreement replace any other duties and liabilities, including fiduciary duties, to which the Trustee might otherwise be subject.
The Trustee’s principal duties consist of:
•collecting cash proceeds attributable to the Royalty Interests;
•paying expenses, charges and obligations of the Trust from the Trust’s assets;
•determining whether cash distributions exceed subordination or incentive thresholds, and making cash distributions to the unitholders and the Operator (with respect to incentive distributions) in accordance with the Trust Agreement;
•causing to be prepared and distributed a Schedule K-1 for each Trust unitholder and preparing and filing tax returns on behalf of the Trust; and
•causing to be prepared and filed reports required to be filed under the Securities Exchange Act of 1934, as amended, and by the rules of any securities exchange or quotation system on which the Trust units are listed or admitted to trading.

The Administrative Servicer will provide administrative and other services to the Trust in fulfillment of certain of the foregoing duties pursuant to the Administrative Services Agreement.

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The Trustee may create a cash reserve to pay for future expenses of the Trust. If the Trustee determines that the cash on hand and the cash to be received are insufficient to cover the Trust’s expenses, the Trustee may cause the Trust to borrow funds required to pay the expenses. The Trust may borrow the funds from any person, including the Trustee or its affiliates or, as described below, the Operator. The terms of such indebtedness, if funds were loaned by the entity serving as Trustee or Delaware Trustee, must be similar to the terms which such entity would grant to a similarly situated, unaffiliated commercial customer, and such entity shall be entitled to enforce its rights with respect to any such indebtedness as if it were not then serving as Trustee or Delaware Trustee. If the Trust borrows funds, the Trust unitholders will not receive distributions until the borrowed funds are repaid (except in certain circumstances, where the Trust borrows funds from the Operator).
Each quarter, the Trustee will pay Trust obligations and expenses and distribute to the Trust unitholders the remaining proceeds received from the Royalty Interests. The cash held by the Trustee as a reserve against future liabilities must be invested in:
•interest-bearing obligations of the U.S. government;
•money market funds that invest only in U.S. government securities;
•repurchase agreements secured by interest-bearing obligations of the U.S. government; or
•bank certificates of deposit.

Alternatively, cash held for distribution at the next distribution date may be held in a non-interest bearing account.
The Trustee withheld approximately $1.0 million from the first distribution to establish an initial cash reserve available for Trust expenses. If the Trustee uses its cash reserve (or any portion thereof) to pay or reimburse Trust liabilities or expenses, no further distributions will be made to unitholders (except in respect of any previously determined quarterly cash distribution amount) until the cash reserve is replenished. Additional cash reserves may also be established from time to time as determined by the Trustee to pay for future expenses of the Trust. This cash reserve will be part of the Trust estate and will bear interest at the same rate as other cash on hand in the Trust estate. Upon the dissolution of the Trust, after payment of Trust liabilities, the balance of the cash reserve (including accrued interest thereon) will be distributed to Trust unitholders on a pro rata basis.
The Trust may not acquire any asset except the Royalty Interests, the other assets described in the Trust’s Annual Report on Form 10-K for fiscal year 2020 under Contractual Rights and Assets of the Trust and cash and temporary cash investments, and it may not engage in any investment activity except investing cash on hand.
The Trust Agreement provides that the Trustee will not make business decisions affecting the assets of the Trust. However, the Trustee may:
•prosecute or defend, and settle, claims of or against the Trust or its agents;
•retain professionals and other third parties to provide services to the Trust;
•charge for its services as Trustee;
•retain funds to pay for future expenses and deposit them with one or more banks or financial institutions (which may include the Trustee to the extent permitted by law);
•lend funds at commercial rates to the Trust to pay the Trust’s expenses; and
•seek reimbursement from the Trust for its out-of-pocket expenses.

In discharging its duty to Trust unitholders, the Trustee may act in its discretion and will be liable to the Trust unitholders only for willful misconduct, bad faith or gross negligence, and certain taxes, fees and other charges based on fees, commissions or compensation received by the Trustee in connection with the transactions contemplated by the Trust Agreement. The Trustee is not liable for any act or omission of its agents or employees unless the Trustee acts with willful misconduct, bad faith or gross negligence in its selection and retention. The Trustee will be indemnified individually or as the Trustee for any liability or cost that it incurs in the administration of the Trust, except in cases of willful misconduct, bad faith or gross negligence. The Trustee has a lien on the assets of the Trust as security for this indemnification and its compensation earned as Trustee. Trust unitholders are not liable to the Trustee for any indemnification. The Trustee is obligated to ensure that all contractual liabilities of the Trust are limited to the assets of the Trust.
The Trust may merge or consolidate with or into, or convert into, one or more limited partnerships, general partnerships, corporations, business trusts, limited liability companies, or associations or unincorporated businesses

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if such transaction is agreed to by the Trustee and approved by the vote of the holders of a majority of the Trust units and a majority of the common units (excluding common units owned by the Operator and its affiliates) in each case voting in person or by proxy at a meeting of such holders at which a quorum is present and such transaction is permitted under the Delaware Statutory Trust Act and any other applicable law. At any time that the Operator and its affiliates collectively own less than 10% of the outstanding Trust units, however, the standard for approval will be the vote of a majority of the Trust units, including units owned by Chesapeake voting in person or by proxy at a meeting of such holders at which a quorum is present.
Duration of the Trust; Sale of Royalty Interests
The Trust will dissolve and begin to liquidate on June 30, 2031, or earlier upon the occurrence of certain events, and will soon thereafter wind up its affairs and terminate (the “Termination Date”). At the Termination Date, one of the two separate royalty interests conveyed by Chesapeake to the Trust will revert automatically to the Operator while the other royalty interests (the “Perpetual Royalties”) will be sold by the Trust and the net proceeds of the sale, as well as any remaining Trust cash reserves, will be distributed to the unitholders pro rata. The Operator will have a right of first refusal to purchase the Perpetual Royalties from the Trust following the Termination Date.
The Trust will not dissolve until the Termination Date, unless:
•the Trust sells all of the Royalty Interests;
•the aggregate quarterly cash distribution amounts for any four consecutive quarters is less than $1.0 million;
•the holders of a majority of the Trust units and a majority of the common units (excluding common units owned by the Operator and its affiliates) in each case voting in person or by proxy at a meeting of such holders at which a quorum is present vote in favor of dissolution; except that at any time that the Operator and its affiliates collectively own less than 10% of the outstanding Trust units, the standard for approval will be a majority of the Trust units, including units owned by the Operator voting in person or by proxy at a meeting of such holders at which a quorum is present; or
•the Trust is judicially dissolved.

In the case of any of the foregoing, the Trustee would sell all of the Trust’s assets, either by private sale or public auction, and distribute the net proceeds of the sale to the Trust unitholders after payment, or reasonable provision for payment, of all Trust liabilities.